SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                Attorneys at Law

                                                                   July 12, 2007

VIA FEDERAL EXPRESS AND EDGAR
Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attn: Ms. Cecily LaMothe

               Re:    Alphatrade.com
                      Form 10-KSB for Fiscal Year Ended December 31, 2006 (the "Annual Report")
                      Form 10-QSB for Fiscal Quarter Ended March 31, 2007 (the "Quarterly Report")
                      File No. 000-25631

Dear Ms. LaMothe:

         This letter responds to comments contained in the Staff letter, dated June 14, 2007, addressed to Ms. Penny Perfect, the Company's Chief Executive Officer, with respect to the Company's filing of the Annual Report and the Quarterly Report.

         We have replied on a comment by comment basis, with each response following a repetition of the Staff's comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the Comments and the Company's responses set forth below, the Company has amended the Annual Report accordingly and filed an amended Annual Report on July 12, 2007.

Form 10-KSB
-----------
Financial Statements and Notes
------------------------------
Note 1--Organization and Summary of Significant Accounting Policies
-------------------------------------------------------------------
p. Marketable Securities - Available for Sale, page F-14
--------------------------------------------------------

    1. We note that you received marketable securities as compensation for your advertising services. Please clarify the nature of the equity instruments received and whether they have a readily determinable fair value consistent with paragraph 3(a) of SFAS 115. In addition, a significant portion of the value of equity instruments received appears to be in an unrealized loss position. Please advise how you determined the value of the consideration received was comparable to the value of the services provided and how that impacted the amount of revenue you recorded for these transactions.





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

Response:
--------

         The equity securities received by the Company are free trading or restricted shares of common stock of publicly traded and quoted companies. The Company's accounting treatment is consistent with paragraph 3(a) of SFAS 115. When the Company enters into a contract to provide services for shares, the Company determines the number of shares which it requires the customer to pay it based upon the quoted bid price of the shares. The Company also evaluates the volume of trading in the shares to determine if the quoted price is realistic or appears to be inflated. If the Company feels that it is inflated it requires more shares. Accordingly, when the Company books the revenue from services provided for shares, it books as nearly as possible the same revenue as it books in cash transactions. The fee the Company charges for its service is the same for cash or share compensation and is determined by the number of times an ad is presented on its website over a fixed period of time, usually a month. Therefore, the Company believes that the impact is negligible at the time the services are provided.

         There are declines as well as increases in the market value of the shares the Company receives for its services but these occur significantly after its services have been provided and at such a time as the Company is unable to demand more shares for its services.

Note 6 - Related Party Transactions, page F-19 - F-20

    2. We note that you have numerous arrangements by which employees and non-employees receive shares of stock of the company in exchange for compensation of the goods and services that they provided. Tell us how you considered SFAS 123R and EITF 96-18 in determining the fair value of such arrangements.

Response:
--------

         The Company wishes to respectfully note that it has received only services and no goods for the shares it has issued.

         The Company has followed the provisions of SFS 123R and EIFT 96-18 in determining the value of the shares issued and the expense recorded on its financial statements.

         Shares of common stock issued to employees and consultants are valued at the closing price of the shares on the date they were issued. No discount is recorded for any restriction on the tradability of the shares.

         Shares of preferred stock were only issued to employees. These shares are convertible into the Company's common stock and accordingly were valued at the fair value of the common stock on the date of issuance as $3,080,011. The fair value was determined at the grant date by using the Black-Scholes pricing model. The following weighted average assumptions were used: dividend yield of zero percent; expected volatility of 93.61%; risk-free interest rate of 5.35% and expected lives of 1.0 years.



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

    3. Reference is being made to page F-20. Clarify to us how you are accounting for the shares of Komodo, Inc. within in the company's financial statements.

Response:
--------

         The Company accounts for the shares of Komodo, Inc. in the same manner as the other shares received for its services except that the value of the shares held as of the balance sheet date and the revenue recorded are separately stated in the financial statements.

Exhibit 31.1
------------

    4. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include3 the individual's title.

Response:
--------

         The Company has noted the Staff's comment and will ensure to use the certification wording in future documents that will not include the individual's title at the beginning.

    5. We also note that the company did not disclose a certification for the principal financial officer. Please tell us of how you complied with item 601(b)(31) of Regulation S-B as it requires a separate certification for each principal financial officer, or amend the filing accordingly.

Response:
--------

         Ms. Katharine Johnston functions as the Chief Financial Officer and the Principal Financial Officer and is the Principal Accounting Officer of the Company. Moreover, the Company erroneously failed to file the proper certifications in light of a mistake in Edgarizing the Annual Report. In light of the foregoing, the Company has filed on July 12, 2007, an amended Annual Report on Form 10-KSB solely to include the certifications of its Chief Executive Officer and Chief Financial Officer who is also the acting Principal Financial Officer and Principal Accounting Officer as Exhibits 31.1 and 31.2, as required by Exchange Act Rule 13a-14(a), and the certifications of its Chief Executive Officer and Chief Financial Officer who is also the acting Principal Financial Officer and Principal Accounting Officer as Exhibits 32.1 and 32.2, as required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.





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

         The Company hereby acknowledges the following:

                 o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
                 o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
                 o The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




         We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Sasha Ablovatskiy at (212) 930-9700.

                                                          Very truly yours,


                                                          /s/ Sasha Ablovatskiy
                                                          ---------------------
                                                          Sasha Ablovatskiy

cc:    Ms. Penny Perfect, Chief Executive Officer
       Ms. Katherine Johnston, Chief Financial Officer





























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